SCHEDULE I

Executive Officers of Machine Investment Group, LP

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Matthew Kane	Chief Financial Officer	(1)	United States
Matthew Lambert	General Counsel	(1)	United States
Kristi Herschenfeld	Managing Director	(1)	United States

(1) 11 W. 42nd Street, 24th Floor, New York, New York 10036